UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM U-12(I)-B (ANNUAL STATEMENT)
Calendar Year 2005

STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING
COMPANY ACT OF 1935 BY A PERSON
REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING
COMPANY OR A SUBSIDIARY THEREOF
AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE
EXPENSES AS SPECIFIED IN RULE U-71(b)
(To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate.)

1.
Name and business address of person filing statement.

David Sibley
1122 Colorado Street, Suite 222
Austin, TX  78701

2.
Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.


None


3.
Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

Entergy Services, Inc.


4.
Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.


Position Held: _Lobbyist____________________________________

My duties may include presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy Regulatory Commission and members, officers and employees of such Commissions.




5(a)
Compensation received during the prior year and to be received during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3.
(Use column (a) as supplementary statement only.)

Salary or other compensation
Name of Recipient
During Prior Years
(a)
To be received
(b)
Person or company from whom received or to be received
David Sibley
350,000.00
360,000.00


5(b)
Basis for compensation if other than salary.


6.
(To be answered in supplementary statement only.  See instructions.)
 Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities
described in Item 4, above, and the source or sources of reimbursement for same.



(a) Total amount of routine expenses charged to client:
$2,691.04

(b) Itemized list of all other expenses:
No other expenses




In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as an advanced statement.



Signed:  __David Sibley____________________________

Dated:  January _28___, 2005